Rydex Variable Trust
                         9601 Blackwell Road, Suite 500
                               Rockville, MD 20850
                                 (301)-296-5100

April 16, 2009


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:    Jeffrey A. Foor

Re:     RYDEX VARIABLE TRUST (THE "TRUST") (FILE NO. 333-158015) - PRE-EFFECTIVE
        ------------------------------------------------------------------------
        AMENDMENT NO. 1
        ---------------

Dear Mr. Foor:

Pursuant to Rule 461 under the Securities Act of 1933, we hereby request that the U.S. Securities and Exchange Commission (the "Commission") declare the Trust's Pre-Effective Amendment No. 1, which was filed with the Commission on April 14, 2009, effective at 9:00 a.m., Eastern Time, Friday, May 1, 2009, or as soon thereafter as practicable.

In connection with this request, Rydex Distributors, Inc., the principal underwriter for the Trust, has also signed this letter requesting acceleration.

Very truly yours,


Rydex Variable Trust                                    Rydex Distributors, Inc.


/s/ Michael P. Byrum                                    /s/ Amy Lee
-------------------------                               ------------------------
By:      Michael P. Byrum                               By:      Amy Lee
Title:   Vice President                                 Title:   Secretary